March 11, 2013	Jeffrey P. Berg direct dial: 310.442.8850 jberg@bakerlaw.com

VIA EDGAR

Roger Schwall

Assistant Director

United States Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cellteck, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed January 17, 2013

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed January 17, 2013

File No. 000-53246

Dear Mr. Schwall:

On behalf of Cellteck, Inc. (the “Company”), this letter responds to the February 8, 2013 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings. The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to both of the above-referenced filings. The amendments reflect revisions made in response to the comments of the Staff as well as the updating of other disclosures. Capitalized terms not otherwise defined herein have the same meanings given to them as in the above-referenced filings.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

Amendment No. 1 to Current Report on Form 8-K Filed January 17, 2013 General

1.	We note your response to prior comment 1, and note that you have amended the disclosure within your filing to reference additional items of Form 8-K under which you have filed your amendment. However, we note that such additional items have not been reflected on EDGAR. In that regard, we note that your amendment on your company page on EDGAR only references Items 1.01 and 9.01. When you amend your report, please ensure to reflect on EDGAR all items of Form 8-K under which you are filing your amendment.

The Company has taken steps to ensure that its second amendment on Form 8-K/A is filed under all of the appropriate items.

2.	Please update the financial information in your filing to include interim information for the period ended September 30, 2012 in accordance with Rule 8-08 of Regulation S-X.

The Company has updated certain financial disclosures in the body of its second amendment on Form 8-K/A to be as of September 30, 2012. The Company also updated the financial statements attached to the second amendment on Form 8-K/A as Exhibits 99.1 and 99.2 to include financial information as of September 30, 2012.

Lastly, the Company notes that the subsequent event footnotes to the financial statements attached as Exhibit 99.1 to the second amendment on Form 8-K/A have been revised to reflect the occurrence of certain material events that transpired between the date the original Form 8-K was filed on October 15, 2012, and the date of this letter. As a result, the Company has amended the disclosures of its material contracts in the body of the second amendment on Form 8-K/A so that they are up-to-date and consistent with the subsequent event footnotes in the financial statements. More specifically, the occurrence of the following events has been included in the body of the second amendment on Form 8-K/A:

a)	The Company previously disclosed that on August 17, 2011, Eos Petro, Inc., a wholly-owned subsidiary of the Company (“Eos”), entered into a License and Servicing Agreement with Entrex, Inc. for the issuance of TIGRcub securities. This agreement was formally terminated on March 1, 2013. The disclosure regarding this agreement can be found at page 10 of the second amendment on Form 8-K/A. The License and Servicing Agreement was disclosed and attached as Exhibit 10.30 to the first amendment on Form 8-K/A filed on January 17, 2013, and the mutual termination agreement is attached as Exhibit 10.31 to the second amendment on Form 8-K/A.
b)

On September 13, 2012, Eos entered into an employment agreement with Martin Cox to fill the position of Operations Manager. This agreement was disclosed in the original Form 8-K filed on October 15, 2012 as well as the first amendment on Form 8-K/A filed on January 17, 2013. However, a dispute has arisen regarding the amount of work Mr. Cox was performing for Eos. Eos’ position is that the agreement was cancelled and never went into effect.  Mr. Cox disputes the cancellation of the agreement. We have revised our disclosures in the second amendment on Form 8-K/A regarding employees and legal proceedings at pages 17, 21 and 54 accordingly. We have also added a disclosure regarding the dispute to the “Loss Contingencies, legal proceedings” section at page F-27 of the financial statements attached as Exhibit 99.1 to the second amendment on Form 8-K/A.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

c)	On November 21, 2012, the Company issued six common stock purchase warrants to GEM Global Yield Fund Limited (“GEM”) in exchange for a non-binding, terminable at-will commitment letter GEM issued to Eos on August 31, 2011. The underlying documents for this transaction were disclosed and filed as exhibits 10.1-10.7 to the Form 8-K filed January 17, 2013. The material terms of this transaction are disclosed again on pages 13-15 of the second amendment on Form 8-K/A.
d)	On December 26, 2012, the Company entered into an Oil & Gas Services Agreement and certain loan agreements with Clouding IP, LLC. The underlying documents for this transaction were disclosed and filed as exhibits 10.8,10.9, 10.29 and 10.30 to the Form 8-K filed January 17, 2013. The terms of such agreements are disclosed again under the material agreements section at page 15 of the second amendment on Form 8-K/A.
e)	On December 27, 2012, Eos entered into a new office lease for space which is being used as the principal office location of both the Company and Eos. The lease agreement was disclosed and filed as Exhibit 10.10 to the Form 8-K filed January 17, 2013. The disclosures of the Company’s leases and office space at pages 17 and 49 of the second amendment on Form 8-K/A have been revised accordingly.
f)	On December 31, 2012, 50,000 additional shares issued to Quantum Advisors, LLC under the terms of its agreement with Eos. The Quantum agreement was disclosed and filed as Exhibit 10.17 to the Form 8-K filed October 15, 2012. The disclosure of Eos’ agreement with Quantum at pages 12 and 51 of the second amendment on Form 8-K/A has been revised accordingly.
g)	On January 14, 2013, the maturity dates on Eos’ loans with RT, Babcock, Vicki Rollins, and Sharma were orally extended. The maturity date of the RT loan was further extended on February 15, 2013. The January 14, 2013 amendments were disclosed in the Form 8-K filed January 17, 2013. The additional February amendment to RT’s loan was disclosed in the Form 8-K filed February 28, 2013. The disclosures regarding these loans and maturity date extensions can also be found at pages 11-12 of the second amendment on Form 8-K/A.
h)	On January 16, 2013, the Company and Eos amended the terms of the Merger Agreement to clarify the procedure for effectuating the reverse stock split referenced in the Merger Agreement. The amendment was disclosed and filed as Exhibit 2.2 to the Form 8-K filed January 17, 2013. The disclosure of the terms of the Merger Agreement at pages 4-5 of the second amendment on Form 8-K/A has also been revised accordingly.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

i)	Effective as of January 16, 2013, the Company’s Articles of Incorporation were amended to increase the number of authorized shares of Series B preferred stock from 44,000,000 to 47,000,000. This amendment was disclosed and filed as Exhibit 3.2 to the Form 8-K filed January 17, 2013. The disclosure on page 56 of the second amendment on Form 8-K/A regarding the number of shares of preferred stock that the Company’s directors may designate and issue without any action of the shareholders has been reduced from 56,000,000 to 53,000,000 accordingly.
j)	On January 21, 2013, Eos entered into a consulting agreement with SAI Geoconsulting, Inc. The existence and terms of this agreement are disclosed under the material agreements section at page 16, and the agreement itself, the first amendment thereto and the underlying warrant are filed as Exhibits 10.44, 10.45 and 10.46 of the second amendment on Form 8-K/A.
k)	On February 8, 2013 the Company and Eos entered into an oversight and inspection agreement and certain loan agreements with LowCal Industries, LLC. The underlying documents were disclosed and filed as Exhibits 10.1-10.6 to the Form 8-K filed February 28, 2013. The existence and terms of such agreements are also disclosed under the material agreements section at page 16 of the second amendment on Form 8-K/A.

Exhibits

General

3.	We note your response to prior comment 23, and reissue such comment. Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. In that regard, we note that you have not filed the schedules to Exhibit A to the contribution agreement filed as Exhibit 10.1.

Please note that the Company has filed as Exhibit 10.1 to the second amendment on Form 8-K/A the above-referenced agreement with the schedules to Exhibit A.

Exhibit 99.1

Audit Opinion

4.	We note that with this amendment, the date of your audit opinion has changed from October 12, 2012 to October 5, 2012. Further, in Footnote 12 at the top of page F-23, you cite October 5, 2012 as the date the merger was effected. This is inconsistent with disclosure in the Form 8-K which indicates that October 12, 2012 was the effective date of the merger. Please explain these inconsistencies and the reason that your audit date changed.

The Company has been advised by its auditors that the changes of dates to October 5, 2012 were inadvertent and likely derived from an earlier draft of the audit opinion and financial statements. References to October 5, 2012 in the audit opinion and Footnote 12 have been revised to correctly reflect the date of October 12, 2012 in Exhibit 99.1 filed with the second amendment on Form 8-K/A.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

Financial Statements of Eos Petro, Inc. and Subsidiaries

Note 2— Summary of Significant Accounting Policies, page F-7

Full Cost Method of Accounting for Oil and Gas Properties, page F-8

5.	We have read your response to prior comment 15 in which you indicate that you have not amortized your proved properties since you are in the start-up phase and the amount of oil extracted is di-minimis to the total estimated barrels of oil you believe will be extracted from the field. However, the guidance in FASB ASC 915 for development stage entities does not contemplate different accounting for these assets than would ordinarily be required for operating companies. Accordingly, please ensure that your accounting complies with the guidance in FASB ASC 932-10-S99-1 (c)(3) and provide us confirmation of the compliance.

In response to your comments, the Company has reviewed its financial statements and the above-referenced guidance. The Company is of the opinion that the Company has complied with the above-referenced guidance by recording amortization of its capitalized costs on the unit-of-production basis in the September 30, 2012 financial statements filed as Exhibit 99.1 to the second amendment on Form 8-K/A.

Note 11 — Commitments and Contingencies, page F-18

Entrex Services, page F-19

6.	We have reviewed your response to prior comment 16 and we note that you have not addressed the counting for the funds that you will receive through the future issuance of TIGRcub Securities. Since it appears that you will issue these securities sometime in the future as part of a significant credit facility, please provide us a comprehensive analysis of the facts and accounting literature you considered as part of your determination of the appropriate accounting for the TIGRcub Securities.

The Company initially was advised by one of its financial advisors that the issuance of TIGRcub Securities would be an ideal model for the Company by which to pursue debt financing. However, the Company has since decided that other financing models are more suitable to its purposes, and thus will no longer be pursuing a financing through the issuance of TIGRcub securities. The Company and Entrex, Inc., the licensor of TIGRcub Securities, entered into a Mutual Termination Agreement on March 1, 2013 to document the termination of the TIGRcub license. The Mutual Termination Agreement is filed as Exhibit 10.31 to the second amendment on Form 8-K/A.

Since the TIGRcub license has been terminated, the $10,000 deposit paid to Entrex, Inc. has been reflected as an expense in the September 30, 2012 financial statements filed as Exhibit 99.1 to the second amendment on Form 8-K/A and the disclosure regarding this license agreement has been revised accordingly in both the financial statements and the body of the second amendment on Form 8-K/A.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

Note 13— Supplemental Information Relating to Oil and Gas Producing Activities (unaudited), F-23

Changes in Standardized Measure, page F-24

7.	Please correct your change in standardized measure schedule. The amounts included in the table should be for the period ended December 31, 2011, and it appears that the net change for 2011 should be $3,850,191.

In response to your comments, the Company has revised Note 13 of Exhibit 99.1 of the second amendment on Form 8-K/A to present the tables with the appropriate disclosures for the period ended December 31, 2011.

Exhibit 99.3

8.	We note that in response to prior comment 8 you included a report of your reserve estimates prepared by Hahn Engineering, Inc. as Exhibit 99.3. However, the reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please advise the engineering firm that you will need an amended reserves report to include the following information in order to satisfy your filing obligations.

•	The purpose for which it was prepared, e.g., for inclusion as an exhibit in a filing made with the SEC (Item 1202(a)(8)(i)).

•	The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

•	The proportion of your total reserves that are covered by the report (Item 1202(a)(8)(iii)).

•	The percentage of your total reserves reviewed in connection with the preparation of the report and a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report.(Item 1202(a)(8)(iv)).

•	A discussion of the possible effects of regulation on your ability to recover the estimated reserves (Item 1202(a)(8)(vi)).

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

In response to your comments, the Company has included in its second amendment on Form 8-K/A as Exhibit 99.3 a revised report prepared by Hahn Engineering which, in the opinion of the Company and Hahn Engineering, is fully and completely responsive to the above comment. The consent of Hahn Engineering to the Company’s use of and filing of this report is attached as Exhibit 23.1 to the second amendment on Form 8-K/A.

Additionally, please note that upon further review of the Company’s oil reserves, as well as and discussions between Hahn Engineering and the Company, it was determined that the Company had previously erred in calculating: (i) the acreage of its Works Property (the name for the properties where all of the Company’s oil reserves are located, as such term is defined in the 8-K/A); and (ii) the percentage of the Works Property that Hahn Engineering reviewed for the preparation of its reserve report.

It was previously disclosed in the Form 8-K and first amendment on Form 8-K/A that the Works Property was approximately 700 acres, and that Hahn Engineering had reviewed only three of the five leases within the Works Property. This has been revised in the second amendment on Form 8-K/A at pages 6, 7 and 25 to disclose that the Works Property is approximately 510 acres, and that Hahn Engineering reviewed 100% of the Works Property for its reserve report. Similar references to the total number of acres in the Works Property in the financial statements filed as Exhibit 99.1 to the second amendment on Form 8-K/A have also been revised to state that there are approximately 510 acres in the Works Property.

9.	We note there is language in the reserve report stating that "oil prices were based on $87.9375 per barrel." However, it is unclear how this price was determined. Please obtain and file a revised reserve report from the engineering firm which includes, in addition to the information outlined in the preceding comment, disclosure that clearly states the benchmark price prior to adjustments for price differentials, the reference benchmark or sales pricing point, and the average realized price over the producing life of the properties. We believe these details are part of the primary economic assumptions that must be disclosed to comply with Item 1202(a)(8)(v) of Regulation S-K.

In response to your comments, Hahn Engineering reviewed the $87.9375 price per barrel disclosed in its previous reserve report filed as Exhibit 99.3 to the first amendment on Form 8-K/A. Hahn Engineering revised its per barrel price to $87.95 in its revised reserve report filed as Exhibit 99.3 to the second amendment on Form 8-K/A.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

As further disclosed on pages 3, 6 and 8 of the revised reserve report, Hahn Engineering based this $87.95 per barrel price on the average crude oil prices posted by Plains Marketing L.P. Crude Oil Purchaser for the 1st day of each of the 12 months for the calendar year 2011.

The benchmark prices used were equal to the NYMEX closing price for crude oil on the first day of each month in the 2011 calendar year, less approximately $8.25 in customary crude oil handling and transportation costs. The average realized price over the producing life of the Company’s oil-producing properties was based on the average posted crude oil price for the first day of each of the twelve months for the 2011 calendar year, held constant thereafter.

10.	We note the reserve report includes information relating to probable reserves that is not disclosed in the Form 8-K/A filed January 17, 2013. We believe the information in the reserve report should correlate with the disclosures in your filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable reserves, or amend the Form 8-K to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

In response to your comments, information relating to probable reserves has been removed from the reserve report filed as Exhibit 99.3 to the second amendment on Form 8-K/A.

11.	We note the second paragraph under the "General" section in the reserve report states "this report was prepared for the exclusive use of Eos Petro, Inc." As Item 1202(a)(8) of Regulation S-K requires the reserve report, any language that could suggest either a limited audience or a limit on potential investor reliance should be removed.

The above-referenced sentence has been removed from the reserve report filed as Exhibit 99.3 to the second amendment on Form 8-K/A. The first page of the revised reserve report now states that the purpose of the evaluation was to “provide estimates of reserve information in support of the year-end reserves reporting requirements under U.S. Securities Regulation S-K and for other internal business and financial needs.”

12.	We do not see any discussion in the reserve report concerning costs for abandonment or indicating these were considered in formulating the reserve estimates. We ordinarily expect such costs to be addressed as part of the disclosure of assumptions required under Item 1202(a)(8)(iv) of Regulation S-K. Please ask your engineering firm to modify their report as necessary to clarify. We would like to understand whether information relating to the costs of abandonment was examined in the course of preparing the reserves report; and if so the conclusions and rationale supporting the amounts reflected in the reserve estimates. If information relating to the cost of abandonment was not examined by the engineering firm and such costs were not taken into account, please tell us why not.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

Please see the second paragraph on page 6 of the Exhibit 99.3 reserve report filed with the second amendment on Form 8-K/A, which has been prepared to address this comment. Hahn Engineering did not perform any field inspection of the properties, nor did it examine the mechanical operation or condition of the wells and facilities. The future reserve estimates include the Company’s estimates of the costs to abandon the wells and production facilities, net of any salvage value. The Company’s estimated cost to its wells and production facilities was $150,000, and the estimated salvage value for the same was $50,000. Abandonment costs were included as capital costs.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

13.	We note that in connection with the reverse split, you are proposing a cash distribution to all of your common stockholders with less than 2,000 shares of common stock in the aggregate in exchange for and in cancellation of their shares of common stock. Please revise your filing to state whether this is part of a plan to engage in a going-private transaction. In addition, please disclose the purpose of this feature of the reverse split, and disclose why your board of directors recommends a vote for this aspect of the transaction.

The Company has revised its disclosures of the Purposes of the Proposed Reverse Stock Split at pages 7-8 and the Potential Effects of the Proposed Reverse Stock Split at page 9 to disclose (i) the purpose of the above-references feature of the Reverse Stock Split; (ii) why the Company’s board of directors recommends a vote for the above-references feature of the Reverse Stock Split; and (iii) that the above-referenced feature of the Reverse Stock Split is not a part of any plan to engage in a going-private transaction.

14.	Please disclose how many shareholders will remain after the reverse split.

The Company has revised its disclosure of the Potential Effects of the Proposed Reverse Stock Split at page 9 to disclose that approximately 180 shareholders will remain after the Reverse Stock Split.

Closing Comments

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Roger Schwall, Assistant Director
United States Securities & Exchange Commission

March 11, 2013

The Company hopes that these responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Sincerely,

/s/ Jeffrey P. Berg
Jeffrey P. Berg
of BAKER & HOSTETLER LLP

601950855.5